UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                  In the Matter of                                     :
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                       ENTERGY GULF STATES, INC.                  : CERTIFICATE PURSUANT TO
                                                                                               :                   RULE 24
                                 File No. 70-10158                                 :
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                  (Public Utility Holding Company Act of 1935)       :
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            This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

            In accordance with the terms of an Underwriting Agreement (the "Underwriting Agreement") dated February 3, 2005, between the Company and Barclays Capital Inc. and Greenwich Capital Markets, Inc., as representatives of the several underwriters listed therein (the "Underwriters"), the Company issued and sold on February 10, 2005, by negotiated public offering, to the Underwriters $85,000,000 principal amount of its First Mortgage Bonds, 6.18% Series due March 1, 2035 (the "Bonds"), issued pursuant to the Sixty-ninth Supplemental Indenture (the "Sixty-ninth Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale are to be used, together with other available corporate funds, to redeem prior to maturity $85 million of the Company's 8.75% Junior Subordinated Deferrable Interest Debentures, Series A, due March 31, 2046, which shall require the redemption of $85 million in aggregate liquidation preference of the 8.75% Cumulative Quarterly Income Preferred Securities, Series A, issued by Entergy Gulf States Capital I, at a redemption price equal to 100% of the aggregate liquidation preference thereof plus accumulated and unpaid distributions thereon to the redemption date.

            Attached hereto are:

Exhibit A-3(iii) -     Conformed copy of the Sixty-ninth Supplemental Indenture.

Exhibit A-4(iii) -     Conformed copy of the Bonds.

Exhibit B(iii) -         Conformed copy of the Underwriting Agreement.

Exhibit C(iii) -        Copy of the Prospectus being used in connection with the
                             sale of the Bonds (previously filed in Registration No. 333-109923 and incorporated herein by reference).

Exhibit F(iii) -        Post-effective opinion of Dawn A. Abuso, Senior Counsel -
                             Corporate and Securities of Entergy Services, Inc., counsel to the Company.

            IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 16th day of February, 2005.

                                                                                                    ENTERGY GULF STATES, INC.

                                                                                                    By:/s/ Steven C. McNeal
                                                                                                             Steven C. McNeal
                                                                                                    Vice President and Treasurer